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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                            ------------------------

                                 HANDY & HARMAN
                                (Name of issuer)

                                 HANDY & HARMAN
                      (Name of person(s) filing statement)

                            ------------------------

                    Common Stock, par value $1.00 per share
                               and the associated
                          Common Stock Purchase Rights
                         (Title of class of securities)

                                   410306104
                     (CUSIP number of class of securities)

                         Paul E. Dixon, Vice President,
                         General Counsel and Secretary
                                 Handy & Harman
                                250 Park Avenue
                            New York, New York 10177
                                 (212) 661-2400
(Name, address and telephone number of person authorized to receive notices and communications
                  on behalf of the person(s) filing statement)

                            ------------------------

                                    COPY TO:
                                Milton G. Strom
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 735-3000
                            ------------------------

                                October 24, 1996
     (Date tender offer first published, sent or given to security holders)

                           CALCULATION OF FILING FEE

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

                 TRANSACTION                                     AMOUNT OF
                  VALUATION*                                     FILING FEE
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                 $36,000,000                                       $7,200
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

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 1,800,000 shares at the maximum tender offer price per share of $20.00.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A                                    Filing Party: N/A

Form or Registration No.: N/A                                     Date File: N/A

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     This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement")
relates to the tender offer by Handy & Harman, a New York corporation (the "Company"), to purchase up to 1,800,000 shares of its common stock, par value $1.00 per share, and the associated common stock purchase rights (the "Rights," and collectively with shares of common stock, the "Shares"), at prices, net to the seller in cash, not greater than $20.00 nor less than $17.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Tenders of Shares pursuant to the Offer will include a tender of the associated Rights and no separate consideration will be paid for such Rights. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is Handy & Harman, a New York corporation. The address of its principal executive offices is 250 Park Avenue, New York, New York 10177.

     (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company, although the Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

     (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

     (d) This Statement is being filed by the issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Section 10. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

     (a)-(j) The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 10. Source and Amount of Funds" and "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Schedule I -- Certain Transactions Involving Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "Section 16. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "Section 11. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference. The information set forth on (i) pages 15 through 32 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, filed as exhibit
(g)(1) hereto; (ii) pages 19 through 36 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, filed as exhibit (g)(2) hereto; (iii) pages 1 through 11 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed as exhibit (g)(3) hereto; and (iv) pages 1 through 10 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, filed as exhibit (g)(4) hereto, in each case, is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)       Form of Offer to Purchase dated October 24, 1996.
    (a)(2)       Form of Letter of Transmittal.
    (a)(3)       Form of Notice of Guaranteed Delivery.
    (a)(4)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                 Other Nominees.
    (a)(5)       Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                 Trust Companies and Other Nominees.
    (a)(6)       Form of Letter dated October 24, 1996 to shareholders from the Chairman and
                 Chief Executive Officer of the Company.
    (a)(7)       Form of Letter from the Company to participants in the Company Savings Plan, including the form of Direction Form to T. Rowe Price Trust Company, as
                 Trustee, from participants in the Company savings plan.
    (a)(8)       Form of Press Release issued by the Company dated October 22, 1996.
    (a)(9)       Form of Summary Advertisement dated October 24, 1996.
    (a)(10)      Guidelines for Certification of Taxpayer Identification Number on Form W-9.
    (b)(1)       Revolving Credit Agreement dated as of September 28, 1994 (the "Revolving
                 Credit Agreement") among the Company, certain financial institutions, as lenders, The Bank of Nova Scotia ("Scotiabank"), Chemical Bank and Bank of
                 New York, as co-agents, and Scotiabank, as administrative agent (previously filed with the Commission as Exhibit 10.3 to the Company's Current Report on
                 Form 8-K dated October 12, 1994 and incorporated by reference herein).
    (b)(2)       First Amendment to the Revolving Credit Agreement, dated as of June 30,
                 1995.
    (b)(3)       Second Amendment to the Revolving Credit Agreement, dated as of September
                 24, 1996.
    (b)(4)       Third Amendment to the Revolving Credit Agreement, dated as of October 11,
                 1996.
    (c)          Not applicable.
    (d)          Not applicable.

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
    (e)          Not applicable.
    (f)          Not applicable.
    (g)(1)       Pages 15 through 32 of the Company's Annual Report on Form 10-K for the
                 fiscal year ended December 31, 1995 (incorporated by reference from the
                 Company's Form 10-K filed with the Commission on March 28, 1996).
    (g)(2)       Pages 19 through 36 of the Company's Annual Report on Form 10-K for the
                 fiscal year ended December 31, 1994 (incorporated by reference from the
                 Company's Form 10-K filed with the Commission on March 25, 1995).
    (g)(3)       Pages 1 through 11 of the Company's Quarterly Report on Form 10-Q for the
                 quarter ended June 30, 1996 (incorporated by reference from the Company's
                 Form 10-Q filed with the Commission on August 13, 1996).
    (g)(4)       Pages 1 through 10 of the Company's Quarterly Report on Form 10-Q for the
                 quarter ended March 31, 1996 (incorporated herein by reference from the
                 Company's Form 10-Q filed with the Commission on May 15, 1996).

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HANDY & HARMAN

                                          By: /s/ Paul E. Dixon

                                          --------------------------------------
                                          Name: Paul E. Dixon
                                          Title: Vice President, General Counsel
                                               and Secretary

Dated: October 24, 1996

                               INDEX TO EXHIBITS

  ITEM                                         DESCRIPTION
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
 (a) (1)    Form of Offer to Purchase dated October 24, 1996.
 (a) (2)    Form of Letter of Transmittal.
 (a) (3)    Form of Notice of Guaranteed Delivery.
 (a) (4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
            Nominees.
 (a) (5)    Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
            Companies and other Nominees.
 (a) (6)    Form of Letter dated October 24, 1996 to shareholders from the Chairman and Chief
            Executive Officer of the Company.
 (a) (7)    Form of Letter from the Company to participants in the Company Savings Plan, including the form of Direction Form to T. Rowe Price Trust Company, as Trustee,
            from participants in the Company savings plan.
 (a) (8)    Form of Press Release issued by the Company dated October 22, 1996.
 (a) (9)    Form of Summary Advertisement dated October 24, 1996.
 (a)(10)    Guidelines for Certification of Taxpayer Identification Number on Form W-9.
 (b) (1)    Revolving Credit Agreement dated as of September 28, 1994 (the "Revolving Credit
            Agreement") among the Company, certain financial institutions, as lenders, The
            Bank of Nova Scotia ("Scotiabank"), Chemical Bank and Bank of New York, as
            co-agents, and Scotiabank, as administrative agent (previously filed with the
            Commission as Exhibit 10.3 to the Company's Current Report on Form 8-K dated
            October 12, 1994 and incorporated by reference herein).
 (b) (2)    First Amendment to the Revolving Credit Agreement, dated as of June 30, 1995.
 (b) (3)    Second Amendment to the Revolving Credit Agreement, dated as of September 24,
            1996.
 (b) (4)    Third Amendment to the Revolving Credit Agreement, dated as of October 11, 1996.
 (g) (1)    Pages 15 through 32 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (incorporated by reference from the Company's Form
            10-K filed with the Commission on March 28, 1996).
 (g) (2)    Pages 19 through 36 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (incorporated by reference from the Company's Form
            10-K filed with the Commission on March 25, 1995).
 (g) (3)    Pages 1 through 11 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (incorporated by reference from the Company's Form 10-Q filed with the Commission on August 13, 1996).
 (g) (4)    Pages 1 through 10 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (incorporated herein by reference from the Company's Form
            10-Q filed with the Commission on May 15, 1996).